# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENZON PHARMACEUTICALS, INC., CIK 0000727510
CUSIP: 293904108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Commerce Drive (Suite 135), Cranford, New Jersey (NJ), 07016
Date of event which requires filing of this statement: 01/30/2026
Amends the filing with accession number 0000950123-08-002960
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., Icahn Capital LP, 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-442-4000; Joshua Apfelroth, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, 212-969-3000; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, 202-416-6800

## Reporting persons
- CARL C ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock.
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock.
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ENZON PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 20 Commerce Drive (Suite 135), Cranford, New Jersey (NJ), 07016
Comment: This statement constitutes Amendment No. 18 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), issued by Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on March 14, 2008 (as previously amended, the "Original 13D"), on behalf of the Reporting Persons (as defined in Item 2 of Amendment No. 16 to the Schedule 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented as follows:

The disclosure set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original 13D is hereby amended and supplemented as follows:

Pursuant to the previously disclosed IEH Support Agreement by and between Icahn Enterprises Holdings and certain of its affiliates, the Issuer and Viskase, on January 30, 2026, affiliates of Icahn Enterprises Holdings delivered to the Issuer a wirtten consent with respect to all of the issued and outstanding Shares held by such affiliates approving the Merger and the amendment to the Issuer's certificate of incorporation.

## Signatures
- CARL C ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (01/30/2026)
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (01/30/2026)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (01/30/2026)